Kraig Biocraft Laboratories, Inc.

2723 South State St. Suite 150

Ann Arbor, Michigan 48104

February 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C., 20549

Re:	Kraig Biocraft Laboratories, Inc.
Registration Statement on Form S-1 (File No. 333-284773)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kraig Biocraft Laboratories, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:00 p.m., Eastern Time, on Friday, February 14, 2025, or as soon thereafter as practicable.

Very truly yours,

Kraig Biocraft Laboratories, Inc.

By:	/s/ Jon Rice
Name:	Jon Rice
Title:	Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC